1(650) 320-1804

jeffhartlin@paulhastings.com

91966.00001

December 22, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Attention:	John Reynolds, Assistant Director, Office of Beverages, Apparel and Mining James Lopez Michael Killoy

Re:	Sorrento Therapeutics, Inc.

Registration Statement on Form S-3

Filed December 2, 2016

File No. 333-214897

Ladies and Gentlemen:

On behalf of Sorrento Therapeutics, Inc., a Delaware corporation (the “Company”), we submit this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Commission”) received by letter from the staff of the Commission (the “Staff”) dated December 21, 2016 relating to the Company’s Registration Statement on Form S-3 (File No. 333-214897) (the “Registration Statement”) filed with the Commission on December 2, 2016.

In this letter we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

General

1.

We note that you have a pending confidential treatment request for portions of Exhibit 10.7 filed in the Form 10-Q on August 8, 2016. Please be advised, we will not be in a position to accelerate the effectiveness of your registration statement until all outstanding comments on your confidential treatment request have been resolved.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has responded to the Staff’s outstanding comments on the Company’s pending confidential treatment request with a response delivered to the Staff on December 22, 2016.

2.

You filed a Form 8-K on November 8, 2016 indicating that you intend to file by amendment the historical financial statements of Scilex Pharmaceuticals Inc. and pro formas reflecting the acquisition, not later than 71 calendar days after the date the Form 8-K was required to be filed. It is unclear to us whether the transaction exceeds the significance levels in Rule 3-05 of Regulation S-X. Please provide us with a reasonably detailed presentation of your significance level computations. Refer to the Instruction to Item 9.01 to Form 8-K and Securities Act Release No. 33-7355.

Paul Hastings LLP  |  1117 S. California Avenue  |  Palo Alto, California 94304

t: +1.650.320.1800  |  www.paulhastings.com

U.S. Securities and Exchange Commission

December 22, 2016

The Company measured the significance of its acquisition of Scilex Pharmaceuticals Inc. (“Scilex”) pursuant to the three tests required under Item 3-05 of Regulation S-X: the investment test, the asset test and the income test. Of the three tests, the income test resulted in the highest significance level: 45% of the pretax losses of the Company. Please see the financial analysis below.

Pursuant to Rule 3-05(b)(4) of Regulation S-X, the financial statements required by Item 3-05 in respect of Scilex may be omitted from the Registration Statement because Scilex’s significance did not exceed any of the conditions of significance in the definition of significant subsidiary in Item 1-02 of Regulation S-X at the 50 percent level, and fewer than 75 days have elapsed since the Company consummated its acquisition of Scilex.

The Company consummated its acquisition of Scilex on November 8, 2016. Therefore, the required financial statements will be filed on or prior to January 23, 2017.

Investment Test

Investment in Scilex	$47,788,191
Sorrento Therapeutics, Inc. Total Assets 12-31-15	$343,519,000
Percentage of Total Assets	14%

Asset Test

Scilex Total Assets as of 12-31-15	$6,924,683
Sorrento Therapeutics, Inc. Total Assets as of 12-31-15	$343,519,000
Percentage of Total Assets	2%

Income Test

Scilex Pretax Loss as of 12-31-15	$(6,160,186)
Sorrento Therapeutics, Inc. Pretax Loss as of 12-31-15	$(13,760,000)
Percentage of Pretax Losses	45%

*****

U.S. Securities and Exchange Commission

December 22, 2016

Please direct your questions or comments regarding the response to the undersigned at (650) 320-1804; jeffhartlin@paulhastings.com.

Thank you for your assistance.

Very truly yours,

/s/ Jeffrey T. Hartlin
Jeffrey T. Hartlin of PAUL HASTINGS LLP

cc:	Henry Ji, Ph.D., Sorrento Therapeutics, Inc.
George Ng, Sorrento Therapeutics, Inc.
Kevin Herde, Sorrento Therapeutics, Inc.